Room 4561

October 10, 2006

John P. Jacunski, Senior Vice President
P.H. Glatfelter Company
96 South George Street, Suite 500
York, PA 17401

> **RE:** **P.H. Glatfelter Company**
> **Registration Statement on Form S-4/A**
> **File No. 333-135808**
> **Filed on September 22, 2006**

Dear Mr. Jacunski:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Part II – Information Not Required in Prospectus

Exhibits

Exhibit 5.1

1. On page 2, we note the use of the defined term "Relevant Parties" yet we cannot locate a definition of term in the opinion.   Revise as appropriate.

2. We note the assumptions contained in subsections (e) and (f) on pages 2 and 3. Please be advised that it is inappropriate for counsel to include assumptions of facts that are readily ascertainable. In this regard, provide support for your ability to assume these facts, demonstrate that you have conducted an independent investigation of such facts, or revise to remove the referenced assumptions.

3. Please confirm in writing that the reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Current Issues and Rulemaking Projects Outline,

November 14, 2000. Include a similar confirmation as it pertains to the reference contained in Exhibit 5.2.

4. We note the last sentence in the paragraph on page 3 commencing "'Generally Applicable Law' means . . . ." Please provide an explanation of the purpose and potential effect of limiting the definition of "Generally Applicable Law" in such a manner. Otherwise, revise the opinion to remove the carve-out.

Exhibit 5.2

5. We note your reference to the "Maryland General Corporation Law." Please revise your reference to encompass Maryland law.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Bruce Czachor
        by facsimile at (212) 848-7179